					Exhibit 12.1

FHLBANK TOPEKA
CALCULATION OF EARNINGS TO FIXED CHARGES
12/31/2007
(Thousands)

	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003

Earnings
Income Before Assessments	204,226	185,448	184,871	127,216	119,200
Total Fixed Charges	2,517,128	2,238,914	1,500,725	798,103	661,038
Capitalized Interest	-	-	-	-	-

Total Earnings	2,721,354	2,424,362	1,685,596	925,319	780,238

Fixed Charges
Interest Expense[1]	2,517,128	2,238,914	1,500,725	798,103	661,038
Capitalized Interest	-	-	-	-	-
Estimated Interest Attributable to Rental Expense [2]	-	-	-	-	-

Total Fixed Charges	2,517,128	2,238,914	1,500,725	798,103	661,038

Earnings to Fixed Charges Ratio	1.08	1.08	1.12	1.16	1.18

[1]  For purposes of this calculation the amortization of premium, discount, and capitalized expenses related to indebtedness are included in interest expense and have not been separately displayed in this calculation.

[2] The FHLBank has rental expense; however, has not placed an estimated of the interest expense included in rental expense in this calculation as the amount is very minimal.